EXHIBIT 21.1

SUBSIDIARIES OF URS CORPORATION

Name of Domestic Subsidiary and Consolidated Joint Ventures	State of Incorporation
URS Corporation	Nevada, USA
URS E&C Holdings, Inc. (formerly known as Washington Holdings Inc.)	Delaware, USA
URS Energy & Construction International Inc. (formerly known as Washington International Inc.)	Ohio, USA
URS Federal Technical Services, Inc. (formerly known as EG&G Technical Services Inc.)	Delaware, USA
URS Global Holdings Inc.	Nevada, USA
URS Holdings, Inc.	Delaware, USA
Washington Construction Corporation	Montana, USA

Name of Foreign Subsidiary	Jurisdiction of Incorporation
URS Global Holdings UK Ltd.	United Kingdom
URS Global Luxembourg Sarl	Luxembourg
WGI Netherlands BV	Netherlands

i